Exhibit 99.3

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO INAUGURATES

SHARED SERVICES CENTER IN ITAJAÍ (SC)

With the new structure, the Company will enhance its operational response time and increase its competitiveness

Perdigão is today inaugurating (July 12) the Perdigão Shared Services Center (CSP) in Itajaí, state of Santa Catarina. The Center, which represents an investment of about R$ 20 million, will centralize important administrative services previously dispersed in various regions of the country. Some corporate areas such as Finance, Controller’s Office, Human Resources, Information Technology, Supply and Sales Support are already operating at the new Center.

The Perdigão Shared Services Center was developed in conjunction with IBM and adopts advanced services sharing techniques necessary to meet the challenge of increased competition in a globalized economy. “The CSP represents an important step forward in management practices at Perdigão, consolidating a culture of service, process standardization and proliferation of best practices. Among other gains, the changes will result in greater productivity, rationalization of operations, improved response time in processing, economies of scale and reduction in operating costs”, declares the Company’s CEO, Nildemar Secches.

Some results will be intangible, nevertheless, they will be no less important: speedier decision making, improvement in control systems, more consistent information and, above all, quality for both our internal and external customers. One of the CSP’s innovations for suppliers is the Supplier Portal, designed to introduce greater efficiency in managing orders.

Operating as a service provider, the center employs approximately 280 in Itajaí and a further 160 in the various support teams, the advanced CSPs. Each one of the five regional divisions and the Company’s 16 sales branches has a structure for providing a local service capability.

STRATEGIC POSITION

The CSP is installed in a building constructed by a local entrepreneur using the built-to-suit methodology. This is an innovative system in which the contracting party — in this case Perdigão — defines its requirements for the project and becomes the lessor and not the owner of the building. The building has modern and functional characteristics, compatible with the activities of the center, together with a covered annex for employee and visitor parking.

The opening of the Service Center will further enhance the relationship between the Company and the city of Itajaí. These relations date back to 1975, when the first pioneer shipments of chicken were made to the Middle East. Since 2002, the Company has been running its Logistics and Transportation departments as well as its export documentation areas from the city.

Several factors influenced the choice of Itajaí as the base for the CSP. One is its strategic position in one of the most important economic macro- regions in the state of

Santa Catarina. Educational advantages with a ready supply of qualified labor were also considered an important element aspect.

The Perdigão Service Center is located at Rua Jorge Tzachel, 475, in the Fazenda district of Itajaí.

São Paulo, July 12 2005.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.